FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 11, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K

RBS NV calls ABN EUR77M Zero Coupon Notes due 2029
The Royal Bank of Scotland N.V. announces the redemption of its EUR 77,352,936 Zero Coupon Callable Notes due June 2029 (ISIN: XS0098392755) issued by ABN AMRO Bank N.V., now known as The Royal Bank of Scotland N.V. ("RBS N.V."), pursuant to its USD 10,000,000,000 Debt Issuance Programme (the "Notes").

Pursuant to Base Prospectus dated 8 January 1999 (the "Base Prospectus"), RBS N.V. stated that it will exercise its option to call the Notes pursuant to Condition 7(c) of the Base Prospectus (Redemption at the Option of the Issuer) at the optional redemption price of 38.629 percent on the Optional Redemption Date falling on 21 June 2013.

Capitalised terms used but not defined in this notice shall have the meanings given to such terms in the Base Prospectus.

Principal Paying Agent

RBS N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom
GBMCorporateTrustLondon@rbs.com
+44 207 678 8407/8

RBS N.V.

Attn. Company Secretariat
(IPC 19.A.10)
Gustav Mahlerlaan 350
1082 ME Amsterdam
The Netherlands
RBSNVCompanysecretariat@rbs.com
+31 20 464 9999

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 June 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary